Exhibit 21.1
SUBSIDIARIES OF THE RMR GROUP INC.

Name	State of Formation, Organization or Incorporation
The RMR Group LLC	Maryland
RMR Licenses Inc.	Maryland
Tremont Realty Capital LLC	Maryland